SMARTHEAT INC.
A-1, 10, Street 7
Shenyang Economic and Technological Development Zone
Shenyang, China

March 23, 2015

VIA EMAIL
Pamela Long
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	SmartHeat Inc. Preliminary Proxy Statement on Schedule 14A Filed February 17, 2015 File No. 001-34246

Dear Ms. Long:

This letter is being written by SmartHeat Inc. (the “Company”) in order to respond to the comment letter, dated February 20, 2015 regarding the above-captioned filing of the Company. Please note that, for the Staff’s convenience, we have reproduced each of the Staff’s comments and the Company’s response to each comment follows immediately thereafter.

General

1.      It appears to us that updated historical financial statements for Smartheat and the Target Companies for the year ended December 31, 2014 are now required by Rule 8-08(b) of Regulation S-X and that updated pro forma financial statements as of and for the year ended December 31, 2014 are also required. In addition, since it appears to us that the Target Companies will be recorded as discontinued operations subsequent to your receipt of shareholder approval for their sale, the pro forma statement of operations for the year ended December 31, 2013 should continue to be provided.

Response:

The Company has updated its pro forma financial statements and financial statements for the year ended December 31, 2014 (unaudited). The pro forma financial statement of operations for the Target Companies for the ended December 31, 2013 has also been provided.

Ms. Pamela Long
U.S. Securities and Exchange Commission
March 23, 2015

Prior Comment 1

2. We note your response to prior comment one and the revisions you made to your Proxy Statement. However, the disclosures in the paragraph you included on pages 10, 12, 23, and 31 that state: “generally accepted accounting principles requires us to restate the carrying values of the assets and liabilities of the Target Companies based upon the consideration which we are receiving in the Stock Sale”; “we determined that the intangible assets and other non-current assets of the Target Companies were fully impaired … we wrote-off all the non-current assets of the Target Companies as of December 31, 2013”; and “we have recorded a net loss, as of September 30, 2014, of $42.3 million relating to the Stock Sale” are not accurate and should be deleted.

The Company has deleted the disclosures on pages 10, 12, 23, and 31.

Should you or others have any questions or would like additional information, please contact Robert Newman, Counsel to the Company, at (212) 227-7422 or by fax at (212) 202-6055.

Very truly yours,

/s/ Oliver Bialowons
Oliver Bialowons
President, Smartheat

cc:           R. Newman, Esq. Newman & Morrison, LLP.